Exhibit 99.1

News

Merisel, Inc. Announces Third Quarter 2011 Results

(In thousands except for per share amounts)
New York, New York – November 14, 2011 – Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the three and nine month periods ended September 30, 2011.

Net sales for the three and nine month periods ended September 30, 2011 were $16,550 and $49,190, respectively, compared to $18,302 and $50,057 for the three and nine month periods ended September 30, 2010, respectively.  The Company reported a net loss available to common stockholders of ($1,831) or ($0.25) per share and ($3,093) or ($0.42) per share for the three and nine months ended September 30, 2011, respectively, compared to ($627) or ($0.09) per share and ($2,646) or ($0.37) per share for the three and nine months ended September 30, 2010, respectively.

Third quarter results included costs to relocate the Company’s Edison, New Jersey production facility to its new Carlstadt, New Jersey location, a move that was completed in September.  The Company announced that it will complete the relocation of its New York City manufacturing to Carlstadt in January, 2012, with cost reductions and efficiencies anticipated to begin to be realized in 2012 and beyond.

About Merisel
Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries under its “ColorEdge” and “Comp24” brands. Merisel has sales offices in New York City, Atlanta, Los Angeles and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
Victor Cisario
(212) 502-6545
victor.cisario@merisel.com

Cautionary Statement
This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of November 14, 2011.  These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Net sales	$16,550	$18,302	$49,190	$50,057

Cost of sales	10,757	11,234	29,931	30,220

Gross profit	5,793	7,068	19,259	19,837

Selling, general & administrative expenses	7,036	6,885	20,805	20,409

Operating income (loss)	(1,243)	183	(1,546)	(572)

Interest expense, net	588	145	1,578	374

Income (loss) before benefit for income tax	(1,831)	38	(3,124)	(946)

Income tax benefit	-	-	(31)	(257)

Net income (loss)	(1,831)	38	(3,093)	(689)
Preferred stock dividends	-	665	-	1,957
Loss available to common stockholders	$(1,831)	$(627)	$(3,093)	$(2,646)

Loss per share (basic and diluted):
Net loss available to common stockholders	$(0.25)	$(0.09)	$(0.42)	$(0.37)
Weighted average number of shares
Basic	7,215	7,214	7,215	7,213
Diluted	7,215	7,214	7,215	7,213